================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 17)

                         ------------------------------

                              HERCULES INCORPORATED
                                (Name of Issuer)

   COMMON STOCK, $25/48 STATED VALUE PER SHARE                     427056106
       (Title of class of securities)                           (CUSIP number)

                            RICHARD A. WEINBERG, ESQ.
                        C/O ISP MANAGEMENT COMPANY, INC.
                                 1361 ALPS ROAD
                             WAYNE, NEW JERSEY 07470
                                 (973) 628-4000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                 OCTOBER 8, 2003
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

================================================================================


--------------------------------------------------------------------                 -----------------------------------------------
CUSIP No. 427056106                                                       13D                                   Page 2 of 8 Pages
--------------------------------------------------------------------                 -----------------------------------------------
-------------------------     ---------------------------------------------------------------- -------------------------------------
           1                  NAME OF REPORTING PERSON                                         ISP INVESTCO LLC
                              S.S. OR I.R.S. IDENTIFICATION NO.
                              OF ABOVE PERSON
-------------------------     --------------------------------------------------------------------------------------------------- --
           2                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                      (a) [ ]
                                                                                                                     (b) [X]
-------------------------     --------------------------------------------------------------------------------------------------- --
           3                  SEC USE ONLY
-------------------------     ---------------------------------------------------------------------------- -------------------------
           4                  SOURCE OF FUNDS:                                                             OO
-------------------------     ------------------------------------------------------------------------------------------------------
           5                  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                              PURSUANT TO ITEM 2(d) OR 2(e):                                                             [ ]
-------------------------     ------------------------------------------------------------------------------------- ----------------
           6                  CITIZENSHIP OR PLACE OF ORGANIZATION:                                        Delaware
------------------------- --- -----------------------     --------------------------------------------------------- ----------------
                                        7                 SOLE VOTING POWER:                                240,400
        NUMBER OF
          SHARES

       BENEFICIALLY
         OWNED BY

           EACH
        REPORTING

        PERSON WITH
-------------------------
                              -----------------------     --------------------------------------------------------- ----------------
                                        8                 SHARED VOTING POWER:                                    0

-------------------------
                              -----------------------     --------------------------------------------------------- ----------------
                                        9                 SOLE DISPOSITIVE POWER:                           240,400

-------------------------
                              -----------------------     --------------------------------------------------------- ----------------
                                        10                SHARED DISPOSITIVE POWER:                               0

-------------------------
                              ------------------------------------------------------------------------------------- ----------------
           11                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                            240,400
                              ------------------------------------------------------------------------------------- ----------------
-------------------------
           12                 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                              CERTAIN SHARES:                                                                            [ ]
                              ------------------------------------------------------------------------------------------------------
-------------------------
           13                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                         0.2%
-------------------------     ---------------------------------------------------------------- -------------------------------------
           14                 TYPE OF REPORTING PERSON:                                        OO
-------------------------     ---------------------------------------------------------------- -------------------------------------



                                       2

--------------------------------------------------------------------                 -----------------------------------------------
CUSIP No. 427056106                                                       13D                                    Page 3 of 8 Pages
--------------------------------------------------------------------                 -----------------------------------------------

-------------------------     ---------------------------------------------------------------- -------------------------------------
           1                  NAME OF REPORTING PERSON                                         INTERNATIONAL SPECIALTY HOLDINGS INC.
                              S.S. OR I.R.S. IDENTIFICATION NO.
                              OF ABOVE PERSON
-------------------------     --------------------------------------------------------------------------------------------------- --
           2                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                       (a) [ ]
                                                                                                                      (b) [X]
-------------------------     --------------------------------------------------------------------------------------------------- --
           3                  SEC USE ONLY
-------------------------     ---------------------------------------------------------------------------- -------------------------
           4                  SOURCE OF FUNDS:                                                             OO
-------------------------     ------------------------------------------------------------------------------------------------------
           5                  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                              PURSUANT TO ITEM 2(d) OR 2(e):                                                              [ ]
-------------------------     ------------------------------------------------------------------------------------- ----------------
           6                  CITIZENSHIP OR PLACE OF ORGANIZATION:                                         Delaware
------------------------- --- -----------------------     --------------------------------------------------------- ----------------
                                        7                 SOLE VOTING POWER:                                       0
        NUMBER OF
          SHARES

       BENEFICIALLY
         OWNED BY

           EACH
        REPORTING

        PERSON WITH
-------------------------
                              -----------------------     --------------------------------------------------------- ----------------
                                        8                 SHARED VOTING POWER:                               240,400

-------------------------
                              -----------------------     --------------------------------------------------------- ----------------
                                        9                 SOLE DISPOSITIVE POWER:                                  0

-------------------------
                              -----------------------     --------------------------------------------------------- ----------------
                                        10                SHARED DISPOSITIVE POWER:                          240,400

------------------            ------------------------------------------------------------------------------------- ----------------
           11                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                             240,400
                              ------------------------------------------------------------------------------------- ----------------
-------------------------
           12                 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                              CERTAIN SHARES:                                                                             [ ]
                              ------------------------------------------------------------------------------------------------------
-------------------------
           13                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                       0.2%
-------------------------     ---------------------------------------------------------------- -------------------------------------
           14                 TYPE OF REPORTING PERSON:                                        CO
-------------------------     ---------------------------------------------------------------- -------------------------------------


                                       3

--------------------------------------------------------------------                 -----------------------------------------------
CUSIP No. 427056106                                                       13D                                  Page 4 of 8 Pages
--------------------------------------------------------------------                 -----------------------------------------------

-------------------------     ---------------------------------------------------------------- -------------------------------------
           1                  NAME OF REPORTING PERSON                                         INTERNATIONAL SPECIALTY PRODUCTS INC.
                              S.S. OR I.R.S. IDENTIFICATION NO.
                              OF ABOVE PERSON
-------------------------     --------------------------------------------------------------------------------------------------- --
           2                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                       (a) [ ]
                                                                                                                      (b) [X]
-------------------------     --------------------------------------------------------------------------------------------------- --
           3                  SEC USE ONLY
-------------------------     ---------------------------------------------------------------------------- -------------------------
           4                  SOURCE OF FUNDS:                                                             OO
-------------------------     ------------------------------------------------------------------------------------------------------
           5                  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                              PURSUANT TO ITEM 2(d) OR 2(e):                                                              [ ]
-------------------------     ------------------------------------------------------------------------------------- ----------------
           6                  CITIZENSHIP OR PLACE OF ORGANIZATION:                                              Delaware
------------------------- --- -----------------------     --------------------------------------------------------- ----------------
                                        7                 SOLE VOTING POWER:                                            0
        NUMBER OF
          SHARES

       BENEFICIALLY
         OWNED BY

           EACH
        REPORTING

        PERSON WITH
-------------------------
                              -----------------------     --------------------------------------------------------- ----------------
                                        8                 SHARED VOTING POWER:                                    240,400

-------------------------
                              -----------------------     --------------------------------------------------------- ----------------
                                        9                 SOLE DISPOSITIVE POWER:                                       0

-------------------------
                              -----------------------     --------------------------------------------------------- ----------------
                                        10                SHARED DISPOSITIVE POWER:                               240,400

-------------------------     ------------------------------------------------------------------------------------- ----------------
           11                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                            240,400

                              ------------------------------------------------------------------------------------- ----------------
-------------------------
           12                 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                              CERTAIN SHARES:                                                                             [ ]
                              ------------------------------------------------------------------------------------------------------
-------------------------
           13                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        0.2%
-------------------------     ---------------------------------------------------------------- -------------------------------------
           14                 TYPE OF REPORTING PERSON:                                        CO
-------------------------     ---------------------------------------------------------------- -------------------------------------



                                       4

--------------------------------------------------------------------                 -----------------------------------------------
CUSIP No. 427056106                                                       13D                                  Page 5 of 8 Pages
--------------------------------------------------------------------                 -----------------------------------------------

-------------------------     ---------------------------------------------------------------- -------------------------------------
           1                  NAME OF REPORTING PERSON                                         SAMUEL J. HEYMAN
                              S.S. OR I.R.S. IDENTIFICATION NO.
                              OF ABOVE PERSON
-------------------------     --------------------------------------------------------------------------------------------------- --
           2                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                     (a) [ ]
                                                                                                                    (b) [X]
-------------------------     --------------------------------------------------------------------------------------------------- --
           3                  SEC USE ONLY
-------------------------     ---------------------------------------------------------------------------- -------------------------
           4                  SOURCE OF FUNDS:                                                             OO
-------------------------     ------------------------------------------------------------------------------------------------------
           5                  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                              PURSUANT TO ITEM 2(d) OR 2(e):                                                              [ ]
-------------------------     ------------------------------------------------------------------------------------- ----------------
           6                  CITIZENSHIP OR PLACE OF ORGANIZATION:                                             USA
------------------------- --- -----------------------     --------------------------------------------------------- ----------------
                                        7                 SOLE VOTING POWER:                                      0
        NUMBER OF
          SHARES

       BENEFICIALLY
         OWNED BY

           EACH
        REPORTING

        PERSON WITH
-------------------------
                              -----------------------     --------------------------------------------------------- ----------------
                                        8                 SHARED VOTING POWER:                              240,400

-------------------------
                              -----------------------     --------------------------------------------------------- ----------------
                                        9                 SOLE DISPOSITIVE POWER:                                 0

-------------------------
                              -----------------------     --------------------------------------------------------- ----------------
                                        10                SHARED DISPOSITIVE POWER:                          240,400

-------------------------     ------------------------------------------------------------------------------------- ----------------
           11                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                       240,400

                              ------------------------------------------------------------------------------------- ----------------
-------------------------
           12                 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                              CERTAIN SHARES:                                                                             [ ]
                              ------------------------------------------------------------------------------------------------------
-------------------------
           13                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        0.2%
-------------------------     ---------------------------------------------------------------- -------------------------------------
           14                 TYPE OF REPORTING PERSON:                                        IN
-------------------------     ---------------------------------------------------------------- -------------------------------------


           This Amendment No. 17 ("Amendment No. 17") amends the statement of beneficial ownership on Schedule 13D ("Schedule 13D") filed on July 24, 2000, as amended by Amendment No. 1 filed on October 11, 2000, Amendment No. 2 filed on January 23, 2001, Amendment No. 3 filed on February 7, 2001, Amendment No. 4 filed on February 20, 2001, Amendment No. 5 filed on February 28, 2001, Amendment No. 6 filed on March 7, 2001, Amendment No. 7 filed on March 9, 2001, Amendment No. 8 filed on March 12, 2001, Amendment No. 9 filed on April 4, 2001, Amendment No. 10 filed on April 11, 2001, Amendment No. 11 filed on April 13, 2001, Amendment No. 12 filed on August 2, 2001, Amendment No. 13 filed on February 12, 2003, Amendment No. 14 filed on March 20, 2003, Amendment No. 15 filed on July 15, 2003 and Amendment No. 16 filed on July 28, 2003 by and on behalf of Samuel J. Heyman ("Mr. Heyman"), ISP Investco LLC, a Delaware limited liability company ("Investco"), International Specialty Holdings Inc., a Delaware corporation ("Holdings"), and International Specialty Products Inc., a Delaware corporation ("ISP" and, collectively with Mr. Heyman, Investco and Holdings, the "Reporting Persons"), with respect to their ownership of common stock, stated value $25/48 per share ("Common Stock"), of Hercules Incorporated ("Hercules" or the "Company"). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D, as previously amended.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

           Item 5 is hereby amended and supplemented as follows:

           As of the filing of this Amendment No. 17, the Reporting Persons beneficially owned (or are deemed, solely for purposes of Rule 13d-3, to beneficially own), directly or indirectly, an aggregate of 240,400 Shares, representing approximately 0.2% of the Common Stock outstanding on October 8, 2003 (based on 110,885,674 shares of Common Stock outstanding as of June 30, 2003, as set forth in the Company's Form 10-Q for the quarterly period ended June 30, 2003 filed with the Securities and Exchange Commission on August 7,
2003). Investco has direct beneficial ownership of all of such Shares.

           In the last sixty days, Investco effected the transactions in Shares in both privately negotiated and open market transactions as set forth in Schedule A hereto.

           As a result of the sales of Shares set forth on Schedule A hereto, on October 8, 2003, the Reporting Persons ceased to be the beneficial owners (as defined in Rule 13d-3) of more than five percent (5%) of the outstanding shares of Common Stock.



                            [signature page follows]

                                   SIGNATURES

           After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  October 8, 2003


                                     ISP INVESTCO LLC
                                     By:  International Specialty Holdings Inc.,
                                     its Sole Member


                                 By: /s/ Richard A. Weinberg
                                     -------------------------------------------
                                     Richard A. Weinberg
                                     Executive Vice President, General Counsel
                                     and Secretary



                                     INTERNATIONAL SPECIALTY HOLDINGS INC.


                                  By:/s/ Richard A. Weinberg
                                     -------------------------------------------
                                     Richard A. Weinberg
                                     Executive Vice President, General Counsel
                                     and Secretary



                                     INTERNATIONAL SPECIALTY PRODUCTS INC.


                                  By:/s/ Richard A. Weinberg
                                     -------------------------------------------
                                     Richard A. Weinberg
                                     Executive Vice President, General Counsel
                                     and Secretary





                                     /s/ Samuel J. Heyman
                                     -------------------------------------------
                                     Samuel J. Heyman

                                   SCHEDULE A
                                   ----------

           The following schedule sets forth information with respect to each purchase and sale of Shares which was effectuated by the Reporting Persons in the last 60 days. All transactions were either privately negotiated or effectuated in the open market through a broker.


                                ISP Investco LLC
                                ----------------


      Date               Number of Shares Sold               Price per Share
      ----               ---------------------               ---------------

    9/24/03                       28,300                          $12.06*

    10/08/03                   9,500,000                          $11.165

   10/08/03                      125,000                          $11.193 *




*before commissions